FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 – Companies Act 1985

The Company was notified today that Credit Suisse First Boston, through its subsidiaries listed below, had a notifiable interest as at 29 November 2004 in 432,167,328 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.87% of the ordinary shares in issue.

A copy of the letter of notification is quoted below.

N S Black

Assistant Secretary

HSBC Holdings plc

Letter to HSBC Holdings plc dated 1 December 2004 from Andrew Veasey, Equities Compliance, Credit Suisse First Boston (Europe) Limited

"Dear Sirs

HSBC Holdings plc (the "Company")

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfilment of the obligations imposed under Section 198 of the Companies Act 1985 (the "Act").

We hereby notify you that on 29 November 2004, following acquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

  Credit Suisse First Boston Equities Limited ("CSFBEq"): 5,100 shares. CSFBEq is interested in these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

  Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 75,754,608 shares. CSFBEL is interested in 47,645,995 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

  Credit Suisse First Boston International ("CSFBi): 117,345,680 shares.
  Credit Suisse First Boston (Hong Kong) Limited ("CSFBHK"): 238,901,140 shares.
  Credit Suisse First Boston LLC ("CSFBLLC"): 117,500 shares.
  Credit Suisse First Boston Capital LLC ("CSFBC"): 43,300 shares

CSFB now holds a total interest of 432,167,328 being equivalent to approximately 3.87% of the issued share capital of the Company.

CSFBEq, CSFBi, CSFBHK, CSFBLLC, CSFBC and CSFBEL are members of the Credit Suisse First Boston group of companies ("CSFB"). Those group companies which are direct or indirect holding companies of CSFBEq, CSFBi, CSFBHK, CSFBLLC, CSFBC and CSFBEL are each interested by attribution in any shares in which CSFBEq, CSFBi, CSFBHK , CSFBLLC, CSFBC and CSFBEL are interested.

Yours faithfully

Andrew Veasey

Equities Compliance"

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 1, 2004